UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of Thomas & Betts Corporation

Thomas & Betts Corporation Employees’ Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan (“the Plan”) as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006, and the schedule of assets (held at end of year). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in Schedule 1 is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/  KPMG LLP
Memphis, Tennessee
June 26, 2007

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2006	2005

PLAN ASSETS
Investments at fair value:
Mutual Funds and Investment Contracts	$155,322	$140,211
Thomas & Betts Corporation Stock Fund	15,765	15,230
Participant Loans	4,713	4,155

Total investments at fair value	175,800	159,596
Receivables from Thomas & Betts Corporation:
Participant contributions	45	38
Employer contributions	23	20

Total receivables	68	58

Net assets reflecting all investments at fair value	175,868	159,654
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	252	328

NET ASSETS AVAILABLE FOR BENEFITS	$176,120	$159,982

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended December 31,
	2006	2005	2004

Investment income (loss):
Interest and dividends	$7,156	$5,126	$4,132
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	3,453	934	(489)
Unrealized appreciation of investments	8,160	7,074	11,548

	11,613	8,008	11,059

Total investment income	18,769	13,134	15,191
Contributions:
Participants	9,428	8,034	7,763
Employer	3,616	2,455	2,819

Total contributions	13,044	10,489	10,582

Administrative expenses	(107)	(109)	(114)
Withdrawals	(15,568)	(10,892)	(14,817)

Net increase	16,138	12,622	10,842
Net assets available for benefits:
Beginning of year	159,982	147,360	136,518

End of year	$176,120	$159,982	$147,360

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:	Plan Description

General

The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) on April 4, 1984, effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, participation, enrollment, participant and employer contributions, vesting, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Participant and Employer Contributions

An eligible covered employee may participate in the Plan by electing to authorize before-tax contributions in an amount equal to any whole percentage of his or her compensation up to 30% each payroll period. In 2006, 2005 and 2004, the Corporation matched 75% of the amount of a participant’s before-tax contributions up to 3% of compensation and 50% of the amount of a participant’s before-tax contributions over 3% and up to 5% of compensation, subject to regulatory limitations.

A participant who has attained age 50 before the end of a Plan year may also elect to make before-tax catch-up contributions. The Corporation does not make any matching contributions with respect to before-tax contributions in excess of 5% of compensation for a payroll period or any catch-up contributions.

Investment Funds

Assets of the Plan are held in the following funds. The following descriptions were provided by the respective investment managers.

(1) Thomas & Betts Corporation Stock Fund — invests in common stock of the Corporation and the Vanguard Federal Money Market Fund.

(2) Vanguard Wellington Fund — invests 60% to 70% of its assets in common stocks of established medium-size and large companies, commonly referred to as value stocks. Remainder of assets invested mainly in fixed income securities, such as corporate bonds and U.S. Government securities.

(3) Vanguard 500 Index Fund — invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(4) Vanguard U.S. Growth Fund — invests mainly in large-capitalization stocks of companies based in the United States.

(5) Vanguard Windsor II Fund — invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(6) Vanguard Total Bond Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Lehman Brothers Aggregate

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Bond Index, which measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States.

(7) Vanguard International Growth Fund — invests in the stocks of companies located outside the United States with above-average growth potential.

(8) Vanguard Extended Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

(9) Vanguard Capital Opportunity Fund — invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.

(10) Vanguard PRIMECAP Fund — seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels, generally large- and mid-capitalization stocks.

(11) Vanguard Explorer Fund — invests in a diversified group of small-company stocks with prospects for above-average growth.

(12) Vanguard LifeStrategy Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds.

(13) Vanguard LifeStrategy Moderate Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

(14) Vanguard LifeStrategy Income Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 20% of assets to common stocks, 60% to bonds, and 20% to short-term reserves.

(15) Vanguard LifeStrategy Conservative Growth Fund — invests in five other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to common stocks, 40% to bonds, and 20% to short-term fixed income reserves.

(16) Vanguard Growth Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Morgan Stanley Capital International US Prime Market Growth Index, a broadly diversified index representing large U.S. companies.

(17) Vanguard Retirement Savings Trust — collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

Each participant may direct before-tax contributions in any one or more of the above funds. The Corporation’s contribution is allocated among the funds in the same proportion as the participant’s before-tax contribution. Each participant may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Participant Loans

The Plan permits active participants with vested accrued benefits of at least $2,000 to borrow directly from their account. Participants may borrow a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested accrued benefit, less any outstanding loans, for a period of up to 5 years. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant are reinvested in proportion to the participant’s most recent investment directive.

Note 2:	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The investment contracts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in FASB Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

The Vanguard Group has been designated by the Board of Directors of the Corporation as the Plan trustee.

Recently Issued Accounting Standards

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This standard requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The standard was applied retroactively to the prior period Statement of Net Assets Available for Benefits as of December 31, 2005.

Note 3:	Amendments to The Plan

In 2006, the Corporation amended the Plan to (i) permit participation by certain former employees of Hi-Tech Fuses (effective September 1, 2006), (ii) comply with final regulations issued under Code §§ 401(k) and 401(m), (iii) provide certain relief with respect to victims of hurricanes, and (iv) make certain technical changes.

In 2005, the Corporation amended the Plan to (i) permit participation by certain former employees of Southern Monopole and Utilities Company (effective January 14, 2005), (ii) retain the current mandatory cash-out limit of $5,000 by complying with the automatic rollover rules, (iii) cap the interest rate at 6% for loans taken by a participant prior to commencement of military service, and (iv) define “spouse” with reference to federal law.

There were no material amendments to the Plan in 2004.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4:	Investments

The following table presents investments at December 31, 2006 and 2005.

	2006		2005
	Number of		Number of
	shares/units		shares/units
	or principal		or principal
(In thousands)	amount	Fair Value	amount	Fair Value

Investments at fair value:
Thomas & Betts Corporation Stock Fund	1,024	$15,765	1,113	$15,231
Vanguard Wellington Fund	1,099	35,653	1,077	32,689
Vanguard 500 Index Fund	250	32,713	266	30,575
Vanguard U.S. Growth Fund	765	13,915	837	15,019
Vanguard Windsor II Fund	298	10,360	294	9,202
Vanguard Total Bond Market Index Fund	716	7,152	679	6,830
Vanguard International Growth Fund	390	9,308	300	6,302
Vanguard Extended Market Index Fund	141	5,446	127	4,352
Vanguard Capital Opportunity Fund	126	4,617	110	3,630
Vanguard PRIMECAP Fund	30	2,091	26	1,670
Vanguard Explorer Fund	33	2,432	22	1,688
Vanguard LifeStrategy Growth Fund	73	1,736	52	1,082
Vanguard LifeStrategy Moderate Growth Fund	73	1,491	51	938
Vanguard LifeStrategy Income Fund	56	779	45	602
Vanguard LifeStrategy Conservative Growth Fund	62	1,027	36	562
Vanguard Growth Index Fund	13	379	7	191
Vanguard Retirement Savings Trust*	26,475	26,223	25,206	24,878

		171,087		155,441
Participant Loans	4,713	4,713	4,155	4,155

Total Investments		$175,800		$159,596

*	The contract value for the Vanguard Retirement Savings Trust was $26,475 and $25,206 as of December 31, 2006 and 2005, respectively.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of net realized gains/losses on sales of investments for the years ended December 31, 2006, 2005, and 2004 follows:

	Proceeds		Net Realized
(In thousands)	From Sales	Cost	Gain (Loss)

2006
Thomas & Betts Corporation Stock Fund	$5,328	$3,802	$1,526
All other investments	29,807	27,880	1,927

	$35,135	$31,682	$3,453

2005
Thomas & Betts Corporation Stock Fund	$3,142	$2,641	$501
All other investments	22,004	21,571	433

	$25,146	$24,212	$934

2004
Thomas & Betts Corporation Stock Fund	$2,402	$2,323	$79
All other investments	26,698	27,266	(568)

	$29,100	$29,589	$(489)

A summary of unrealized appreciation (depreciation) of investments for 2006, 2005 and 2004 follows:

	Thomas & Betts
	Common Stock	All Other
(In thousands)	Fund	Investments	Total

Balance at December 31, 2003	$(1,365)	$(2,525)	$(3,890)
Change in unrealized appreciation	2,980	8,568	11,548

Balance at December 31, 2004	1,615	6,043	7,658
Change in unrealized appreciation	3,649	3,425	7,074

Balance at December 31, 2005	5,264	9,468	14,732
Change in unrealized appreciation	641	7,519	8,160

Balance at December 31, 2006	$5,905	$16,987	$22,892

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2006, 2005 and 2004, the Plan’s investments, including investments bought and sold, as well as held, during the year, appreciated (depreciated), as follows:

(In thousands)	2006	2005	2004

Thomas & Betts Corporation Stock Fund	$2,167	$4,150	$3,059
Vanguard Wellington Fund	2,218	158	1,379
Vanguard 500 Index Fund	3,984	876	2,503
Vanguard U.S. Growth Fund	122	1,456	894
Vanguard Windsor II Fund	964	148	1,038
Vanguard Total Bond Market Index Fund	(51)	(144)	(31)
Vanguard International Growth Fund	870	608	720
Vanguard Extended Market Index Fund	604	351	568
Vanguard Capital Opportunity Fund	347	249	430
Vanguard PRIMECAP Fund	87	59	175
Vanguard Explorer Fund	(74)	18	172
Vanguard LifeStrategy Growth Fund	171	50	76
Vanguard LifeStrategy Moderate Growth Fund	109	23	49
Vanguard LifeStrategy Income Fund	23	(1)	9
Vanguard LifeStrategy Conservative Growth Fund	49	1	14
Vanguard Growth Index Fund	23	6	4

Net appreciation in fair value of investments	$11,613	$8,008	$11,059

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5:	Investment Fund Participation

As of December 31, 2006, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,353
Vanguard Wellington Fund	1,627
Vanguard 500 Index Fund	1,725
Vanguard U.S. Growth Fund	1,179
Vanguard Windsor II Fund	752
Vanguard Total Bond Market Index Fund	769
Vanguard International Growth Fund	820
Vanguard Extended Market Index Fund	512
Vanguard Capital Opportunity Fund	320
Vanguard PRIMECAP Fund	259
Vanguard Explorer Fund	262
Vanguard LifeStrategy Growth Fund	214
Vanguard LifeStrategy Moderate Growth Fund	168
Vanguard LifeStrategy Income Fund	131
Vanguard LifeStrategy Conservative Growth Fund	119
Vanguard Growth Index Fund	129
Vanguard Retirement Savings Trust	1,478
Participant Loans	899

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6:	Contributions

The Corporation’s contributions vest at the end of each year starting with the second year of vesting service, at the rate of 25% each year (fully vested after five years). A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion of his or her employer contribution account, plus earnings thereon. A participant is entitled to receive 100% of the participant’s own contributions, adjusted for Plan earnings or losses.

In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their former employer contribution accounts. Under the provisions of the Plan, amounts forfeited can be restored to a participant if the participant is re-employed within five years of separation. Those forfeited amounts are retained as unallocated plan assets until such time as they are not subject to being restored. They are then used to offset employer matching contributions. Forfeitures used to offset matching employer contributions totaled

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

$0.2 million, $1.0 million and $0.5 million during the plan years ended December 31, 2006, 2005 and 2004, respectively. The Plan held unallocated assets of $0.4 million and $0.5 million at December 31, 2006 and 2005, respectively. Unallocated assets are invested in the Vanguard Retirement Savings Trust and such assets and related earnings, at times, can reduce future contributions by the Corporation.

Note 7:	Termination

The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts, except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

Note 8:	Income Taxes

The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and the trust established under the Plan is exempt from income tax under Section 501(c). Since the date of this letter, the Corporation has made amendments to the Plan that, in management’s judgment, do not impact the Plan’s qualified status. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9:	Investment Contracts with Retirement Savings Trust

The Plan maintains benefit-responsive investment contracts with Vanguard Retirement Savings Trust (“Vanguard”). Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contracts are presented in the financial statements at fair value, and adjusted to contract value as reported to the Plan by Vanguard, as the contracts are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 10:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

	December 31,
(In thousands)	2006	2005	2004

Total investment income per the financial statements	$18,769	$13,134	$15,191
Add: reclassification for Form 5500 purposes	—	155	78

Earnings on investments per Form 5500	$18,769	$13,289	$15,269

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	December 31,
	2006	2005	2004

Withdrawals per the financial statements	$15,568	$10,892	$14,817
Add: reclassification for Form 5500 purposes	—	178	56

Total benefit payments, corrective distributions and deemed distributions per Form 5500	$15,568	$11,070	$14,873

Schedule 1

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(In thousands)
Identity of Issue	Description	Fair Value

Thomas & Betts Corporation Stock Fund*	1,024 units	$15,765
Mutual Funds and Investment Contracts:
Vanguard Wellington Fund*	1,099 units	35,653
Vanguard 500 Index Fund*	250 units	32,713
Vanguard U.S. Growth Fund*	765 units	13,915
Vanguard Windsor II Fund*	298 units	10,360
Vanguard Total Bond Market Index Fund*	716 units	7,152
Vanguard International Growth Fund*	390 units	9,308
Vanguard Extended Market Index Fund*	141 units	5,446
Vanguard Capital Opportunity Fund*	126 units	4,617
Vanguard PRIMECAP Fund*	30 units	2,091
Vanguard Explorer Fund*	33 units	2,432
Vanguard LifeStrategy Growth Fund*	73 units	1,736
Vanguard LifeStrategy Moderate Growth Fund*	73 units	1,491
Vanguard LifeStrategy Income Fund*	56 units	779
Vanguard LifeStrategy Conservative Growth Fund*	62 units	1,027
Vanguard Growth Index Fund*	13 units	379
Guaranteed Investment Contracts — Vanguard Retirement Savings Trust*	26,475 units	26,475	**

Total Funds		171,339
Participant loans, maturity dates ranging from January, 2007 to December, 2011, and interest rates ranging from 5.0% to 10.5%*	4,713	4,713

Total investments		$176,052

*	Represents parties-in-interest with respect to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thomas & Betts Corporation Employees’
Investment Plan

By:	/s/ Stanley P. Locke
Stanley P. Locke
Plan Administrator

Date: June 26, 2007

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1